Exhibit 99.1

Sapiens Announces Preliminary 2017 Results and

Full-Year 2018 Financial Guidance

Management to host a conference call today, February 12, 2018 at 9:00 a.m. Eastern Time

Holon, Israel – February 12, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced preliminary results for full-year 2017 and financial guidance for full-year 2018.

Full-Year 2017 Preliminary Results*:

•	Non-GAAP revenue of $271-$273 million

•	Non-GAAP operating margin between 8.3%-8.6%

*Ranges reflect unaudited financial results for full-year 2017.

“While the outcome for 2017 will meet our revenue guidance, we are slightly below our operating profit expectations,” said Roni Al-Dor, president and CEO of Sapiens. “This is mainly due to a non-core project loss in Japan and cost reduction initiatives to support profitability in 2018.”

Al-Dor added: “We have aligned our resources and infrastructure with the business lines that represent the greatest potential growth opportunities to help us gain global market share and improve profitability, which reflected in restructuring charges of approximately $8 million dollars in 2017.”

Full-Year 2018 Outlook

Sapiens’ financial guidance for the full-year 2018:

•	Non-GAAP revenue in the range of $280-$285 million

•	Non-GAAP operating margin of 12%-13%

“Our full-year 2018 revenue outlook reflects Sapiens’ deliberate move away from non-core business, the extension of the roll-out of a large, multi-year contract over a longer period of time, the anticipated reduction in our off-shore local market activities in an effort to support our main focus markets, and the near-term impact of product overlap from the Adaptik acquisition,” continued Al-Dor. “Sapiens anticipates growth in 2018 in property and casualty activities in North America and EMEA. This growth will be driven by the strong pipeline of business in Europe, our improved competitive position with our new North American P&C platform from the combination of StoneRiver and Adaptik, and the potential to cross-sell to existing customers.”

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Al-Dor concluded: “Sapiens management’s attention is focused on raising operating profit and margins, and we anticipate improving profitability throughout the year.”

Sapiens management will host a conference call and webcast today, February 12 at 9:00 a.m. Eastern Time (4:00 p.m. in Israel), to review and discuss the Adaptik acquisition, along with preliminary results for full-year 2017 and financial guidance for full-year 2018.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate: North America (toll-free): + 1-888-668-9141; International: +972-3- 918-0609; UK: 0-800-917-5108

The conference call will be accompanied by a slide presentation that can be downloaded from our website at: http://www.sapiens.com/investors/presentations-and-webcast/

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until February 22, 2017, as follows: North America: 1-877-456-0009; International: +972-3-925-5929

A recorded version of the webcast will also be available via the Sapiens website for three months.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

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Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-909-9039

Email: yaffa.cohen-ifrah@sapiens.com

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